Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175771

PROSPECTUS

FOUR OAKS FINCORP, INC.

Fourth Amended and Restated Dividend Reinvestment and Stock Purchase Plan
1,003,812 Shares of Common Stock
Par Value $1.00 Per Share

The Fourth Amended and Restated Dividend Reinvestment and Stock Purchase Plan (hereinafter referred to as the “Plan”) of Four Oaks Fincorp, Inc. (the “Company”) described herein provides holders of the Company’s Common Stock, par value $1.00 per share (the “Common Stock”), with a simple and convenient method of investing cash dividends and optional cash payments in additional shares of the Company’s Common Stock.  Holders of record of shares of the Company’s Common Stock are automatically eligible to participate in the Plan.

Shareholders may enroll in the Plan at any time by completing an Authorization Card and returning it to Registrar and Transfer Company, which administers the Plan and serves as an agent (the “Agent”) for Plan participants. Shareholders enrolled in the Plan will remain enrolled unless the shareholder terminates participation by giving written notice to the Agent as set forth in the Plan.

This Prospectus relates to 1,003,812 shares of the Company’s Common Stock registered for sale to the Agent for the accounts of Plan participants, which shares are derived from authorized but unissued shares of Common Stock of the Company. The Company’s Common Stock is traded on the OTC Bulletin Board under the symbol “FOFN.”  On August 8, 2011, the closing sale price of the Company’s common stock was $1.95 per share.  The price at which the shares subject to this Prospectus are offered to the Agent is determined each quarter by the Board of Directors of the Company based on an annual appraisal and trading activity.  No brokerage commissions or fees will be charged for purchases made through the Plan directly from the Company. No underwriter is being used in connection with this offering.

The Company is a bank holding company headquartered in Four Oaks, North Carolina.  The principal executive offices of the Company are located at 6114 U.S. 301 South, Four Oaks, North Carolina 27524, (919) 963-2177.

Investing in the Company’s Common Stock involves risks.  See “Risk Factors” on page 1 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

These shares of Common Stock are not savings accounts, deposits, or other obligations of the Company’s bank subsidiary or any of the Company’s non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this Prospectus is August 22, 2011.

This Prospectus supersedes each previous Plan Prospectus and Prospectus Supplement.  It is suggested that this Prospectus be retained for future reference.

No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. This Prospectus should be retained for future reference and read in conjunction with the Plan.

RISK FACTORS

Investing in the Company’s Common Stock involves risk. Please see the risk factors in Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and in Item 1A of Part II of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011, which are incorporated by reference in this Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus. The risks and uncertainties described are those presently known to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations, its financial results, and the value of its securities.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission (the “SEC”). The Company’s SEC filings, including the documents incorporated by reference in this Prospectus, are available to the public over the Internet at the SEC’s website at http://www.sec.gov and in the Investor Information section of the Company’s website at http://www.fouroaksbank.com. Information on the Company’s website is not part of this Prospectus. You may also read and copy any document the Company files with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

The Company has filed a registration statement, of which this Prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this Prospectus does not contain all of the information and exhibits included in the registration statement. The Company refers you to the information and exhibits included in the registration statement for further information. This Prospectus is qualified in its entirety by such information and exhibits.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents have been filed with the SEC and are incorporated herein by reference:

(1)	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on May 16, 2011;

(2)	the Company’s Definitive Proxy Statement on Schedule 14A, as filed with the SEC on May 16, 2011;

(3)
the Company’s Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2011, as filed with the SEC on May 23, 2011, and for the fiscal quarter ended June 30, 2011, as filed with the SEC on August 15, 2011; and

(4)	the Company’s Current Reports on Form 8-K filed with the SEC on May 26, 2011, June 8, 2011, and July 25, 2011.

The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the reports or documents that are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Wanda J. Blow, Corporate Secretary, Four Oaks Fincorp, Inc., P.O. Box 309, Four Oaks, North Carolina 27524 ((919) 963-2177).

THE COMPANY

The Company was incorporated in North Carolina on February 5, 1997 for the purpose of becoming the holding company for Four Oaks Bank & Trust Company (the “Bank”). The Company’s executive offices are located at 6114 U.S. 301 South, Four Oaks, North Carolina 27609, and its telephone number is (919) 963-2177.

DESCRIPTION OF THE PLAN

1.           Purpose

The purpose of the Plan is to provide the shareholders of record of the Company’s Common Stock with a simple and convenient method of investing cash dividends and optional cash payments in shares of Common Stock. To the extent that new shares of Common Stock will be purchased from the Company, the Company will receive additional funds to finance the continuing operations of the Company.

2.           Features

Participants in the Plan:

●	Will have cash dividends on their shares of Common Stock automatically reinvested in additional shares of Common Stock;

●	May elect to make optional cash payments from $20.00 to $2,500.00 per quarter for additional Common Stock purchases;

●	Will receive full investment use of funds because the Plan provides for crediting of fractional shares (calculated to four decimal places) and reinvestment in additional shares;

●	Will pay no account fees for the reinvestment of dividends or optional cash payments;

●
Will receive quarterly statements from the Agent (as defined below) reflecting total dividends and optional cash payments, the price paid for shares purchased, and the total shares held in the participant’s account; and

●	Will enjoy safekeeping of shares purchased pursuant to the Plan, including protection against loss, theft, or inadvertent destruction of certificates.

3.           Administration

Registrar and Transfer Company will administer the Plan and serve as agent (the “Agent”) for Plan participants. The Agent keeps records, sends statements of account to each participant, and performs other duties related to the Plan. Shares purchased under the Plan are registered in the name of the Agent, or in the name of its nominee, and credited to the accounts of the participants in the Plan. Questions and communications regarding the Plan should include your account number and should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Telephone: (800) 368-5948; (908) 497-2300
info@rtco.com
www.rtco.com

4.           Participation

a.           Eligibility

Any holder of record of the Company’s Common Stock is eligible to participate in the Plan at any time. Beneficial owners of shares of Common Stock whose shares are registered in names other than their own (for example, in the name of a broker, bank, or other nominee) and who wish to participate in the Plan must become owners of record by having the number of shares they wish to enroll in the Plan transferred into their own names. Alternatively, they must make arrangements for the nominees or other holders of record to participate in the Plan on behalf of such beneficial owners.

b.           Enrollment in the Plan

An eligible shareholder may join the Plan at any time by completing an Authorization Card and returning it to the Agent at the above address. Authorization Cards may be obtained at any time by contacting the Agent.

For new enrollees, participation will commence with the next dividend payable after receipt of authorization, provided it is received by the Agent by the fifth business day prior to the record date for the dividend. If an Authorization Card is received after the fifth business day prior to the record date established for a particular dividend, the reinvestment of dividends under the Plan will begin with the next succeeding dividend. The Company expects to set quarterly dividend and record payment dates for Common Stock on or about the following dates:

Approximate Record Date	Approximate Payment Date

February 28	March 8
May 31	June 8
August 31	September 8
November 30	December 8

To participate in the optional cash payment feature, a personal check drawn on a U.S. bank and made payable to Registrar and Transfer Company should be sent together with the payment form that is attached to the quarterly statement participants receive after their initial dividend has been invested. Cash payments can only be made for participants who have had at least one dividend reinvested pursuant to the Plan, provided, however, that if no dividends are paid by the Company in the first quarter of a participant’s enrollment, such participant will be eligible to make a cash payment in any subsequent quarter.

Shareholders enrolled in the Plan will remain enrolled unless they terminate their participation by giving written notice to the Agent as described below.

5.           Number of Shares Subject to the Plan

Shareholders of record may participate in the Plan with respect to all or any portion of the shares equal to or greater than ten percent of Common Stock registered in their name.  If a shareholder wishes to participate in the Plan with less than all of such shareholder’s shares, the shareholder must notify the Agent in writing to that effect. Otherwise, it will be assumed that the shareholder intends to participate in the Plan with respect to all shares owned. Also, if a participant wishes to change the number of shares of Common Stock subject to the Plan, the participant must notify the Agent in writing to that effect. Any such notification received by the Agent after the fifth business day prior to a dividend payment date will not be effective until the next quarter.

6.           Costs

The Agent will provide the service of reinvesting a participant’s dividends paid on the Company’s Common Stock or optional cash payments at no cost to the shareholder. All administrative costs of the Plan will be paid by the Company. No brokerage commissions or fees will be charged for purchases of shares made under the Plan by the Agent directly from the Company out of authorized but unissued shares of the Company. The Company will bear the costs of brokerage commissions or fees incurred as a result of any purchases made under the Plan on the open market. The Company may change or eliminate this policy entirely upon written notice to participants. The reinvestment of dividends does not relieve the participant of any income tax that may be payable on the dividends or on any brokerage commissions or fees paid by the Company.

7.           Purchases Under the Plan

a.           Method of Purchase

The Agent automatically will receive the full amount of dividends paid on both the shares held by participants and any additional full or fractional shares acquired under the Plan, as well as any optional cash payments made by participants. The Agent will use these funds to purchase shares of the Company’s Common Stock for Plan participants from the Company’s authorized but unissued shares. Purchases also may be made on any securities exchange where such shares are traded, in the over-the-counter market, or in negotiated transactions.

b.           Number of Shares Purchased

The number of shares purchased under the Plan for each participant will depend on the amount of dividends reinvested and optional cash payments made to the participant’s account and the purchase price of the Common Stock. Therefore, each participant’s account will be credited with the number of shares, including a fractional share computed to four decimal places, equal to the total amount invested under the Plan by the participant (dividends and optional cash payments), divided by the applicable purchase price per share of the Common Stock.

c.           Timing of Purchases

The Agent will purchase shares as soon as practicable after cash dividends are paid in the quarters when such payments are made. In other quarters, the Agent generally will purchase shares on the first business day of the quarter.  Purchases will include dividends to be reinvested and optional cash payments as of the date of purchase, as applicable. The Agent will use every reasonable effort to reinvest all dividends promptly after receipt and in no event later than 30 days after receipt unless such investments are restricted by any applicable state or federal securities laws. No interest will be paid on dividends or optional cash payments pending reinvestment.

If for any reason the Agent is precluded from acquiring shares for 90 consecutive days, the Agent will promptly remit all cash dividends and optional cash payments held in the participant’s Plan account to the participant after such 90th day.

d.           Purchase Price

The purchase price of original issue shares of Common Stock purchased directly from the Company will be determined once each quarter by the Board of Directors of the Company based on an annual appraisal and trading activity. The appraisal will be conducted by an independent appraisal firm selected by the Board of Directors. The purchase price for the first quarter shall be based on the first such appraisal. Each quarter thereafter, the Board of Directors of the Company shall set the purchase price based on a review of the most recent annual appraisal and trading activity during the preceding quarter.  No brokerage commissions or fees will be charged for purchases made through the Plan directly from the Company. Shares purchased on the open market under the Plan will be purchased at the price per share payable to the broker-dealer(s) involved. The Company will bear any brokerage commission or fees incurred in connection with open market purchases.

8.           Optional Cash Payments

a.           Method of Payments

Once a participant has received the first Dividend Reinvestment Statement (described below) for dividends reinvested, the participant may elect to make optional cash payments to his account for additional Common Stock purchases, provided, however, that if no dividends are paid by the Company in the first quarter of a participant’s enrollment, such participant will be eligible to make a cash payment in any subsequent quarter. Each optional cash payment must be accompanied by a payment form, which is furnished by the Agent with each Dividend Reinvestment Statement. The Agent will commingle all optional cash payments credited to a participant’s account with cash dividends and optional cash payments credited to all accounts under the Plan, and all such funds will be applied to the purchase of Common Stock as provided above. Optional cash payments received by the fifth business day before a dividend payment date will be combined with cash dividends and invested by the Agent at the time cash dividends are reinvested, and in any event will be invested with funds received by the fifth business day before purchases are made in other quarters, as provided above. Any optional cash payments received by the Agent after the fifth day prior to a dividend payment date or more than 30 days prior to a dividend payment date will be returned to the participant.

The Agent will hold the participants’ optional cash payments in non-interest bearing accounts. No interest will be paid on any optional cash payments for the period following receipt by the Agent but prior to investment. Participants are encouraged to transmit optional cash payments so as to be received by the Agent as close as possible to the fifth day prior to a dividend payment date to avoid unnecessary accumulations of funds.

A participant may obtain a refund of his or her uninvested optional cash payments upon written request to the Agent received not less than two business days prior to the investment of such payments.

A participant is under no obligation to make an optional cash payment in any quarter, and the same amount of money does not need to be sent each quarter.

b.           Limitations

Any optional cash payment must not be less than $20.00, and payments may not exceed $2,500.00 per quarter in the aggregate for any participant or for each beneficial owner on whose behalf a participant may be investing. Only one optional cash payment may be made in each quarter by any participant, or by each beneficial owner on whose behalf a participant may be investing, and optional cash payments are only invested quarterly, as provided above. The Company may change the minimum and maximum allowable optional cash payment amounts or eliminate cash payments entirely upon written notice to participants.

Participants may not draw checks or drafts against their Plan accounts in respect of any shares or cash held therein and may not sell, assign, or transfer their accounts.

9.           Certificates for Shares

Normally, certificates for shares of Common Stock purchased under the Plan will not be issued directly to participants. Shares will be held by or through the Agent, providing protection against loss, theft, or inadvertent destruction. The number of shares credited to a participant’s account will be shown on the next statement of account sent to the participant. The participant, however, may obtain from the Agent certificates for full shares upon receipt by the Agent of a written request from the participant. Any request for issuance of a certificate received by the Agent less than five days prior to the record date for a dividend payment shall become effective only after dividends paid for such record date have been reinvested. Also, the Agent generally processes requests for certificates only once each month, on or about the l5th day of each month. No certificate will be issued for a fractional share, although dividends on a fractional interest in a share will be credited to the participant’s account.

10.           Reports to Participants

As soon as practicable after the end of each quarterly period, the Agent will send a statement of account (the “Dividend Reinvestment Statement”) to the participant. The Dividend Reinvestment Statement will include information regarding each purchase and other information regarding the status of the participant’s account as of the date of such statement. The Dividend Reinvestment Statement will provide a record of the cost basis of shares purchased under the Plan and should be retained for tax purposes.

11.           Withdrawals of Shares Purchased Under the Plan

A participant may withdraw all or any portion of the full shares of Common Stock held in the participant’s account under the Plan for a fee of $10.00 by notifying the Agent in writing to that effect. Upon notification and payment, a certificate for the full shares withdrawn will be issued in the name of the participant and mailed to him. No certificate will be issued for a fractional share interest.

Withdrawals of some or all of the full shares in a participant’s account will not terminate the participant’s enrollment in the Plan.

12.           Termination of Participation

A participant may terminate his account by notifying the Agent in writing to that effect. Any notice of termination received by the Agent less than five days prior to the record date for a dividend payment shall become effective only after dividends paid for such record date have been reinvested. Upon termination, the Agent will issue to the participant a certificate for the number of full shares of Common Stock and a check for any fractional share in the participant’s account. The Agent generally issues such certificates and checks only once each month, on or about the 15th day of each month.

13.           Other Features

a.           Stock Splits, Stock Dividends, and Rights Offerings

Stock splits or stock dividends on shares held in a participant’s account will be credited to the account based on the number of shares (including fractional share interests) held in the account on the record date for such dividend or split. The Agent will report the amount of dividends received on shares or fractional shares held in each account.

In the event the Company offers rights or warrants to purchase additional shares of Common Stock or other securities to the holders of Common Stock, such rights or warrants will be made available to participants based on the number of shares, including fractional share interests to the extent feasible, held in their accounts on the record date established for determining the holders of Common Stock entitled to such rights or warrants.

b.           Voting of Shares Purchased Under the Plan

All full and fractional shares credited to a participant’s account under the Plan will be added to the shares registered in the participant’s name on the shareholder records of the Company. The participant will receive one proxy covering the total of such shares, which proxy shall be voted as the participant directs; or, if the participant so elects, the participant may vote all of such shares in person at the shareholders’ meeting.

14.           Federal Income Tax Consequences

Dividends and other distributions by the Company to shareholders generally will be taxed as ordinary dividend income. Participants who acquire additional shares of Common Stock through the Plan directly from the Company with reinvested cash dividends will be treated for federal income tax purposes as having received a taxable stock distribution. As a result, an amount equal to the fair market value on the dividend payment date of the shares acquired directly from the Company with reinvested cash dividends will be treated as a dividend paid to participants. The tax basis of the shares acquired directly from the Company with such reinvested dividends also will equal the fair market value of the shares on the investment date.

Participants who acquire additional shares of Common Stock through the Plan through open market purchases made with reinvested cash dividends will be deemed to have received a taxable dividend equal to the amount of the cash dividend reinvested plus the amount of any brokerage fees paid by the Company with respect to such additional shares. The participant’s tax basis in these shares acquired on the open market will equal the purchase price of the shares plus any brokerage fees paid with respect to the shares.

Participants in the Plan should not realize any taxable income at the time of investment of optional cash payments in additional shares of Common Stock acquired directly from the Company although it is possible that such participants may be treated as having received a taxable dividend to the extent the fair market value of such Common Stock on the investment date exceeds the amount of the optional cash payment. The tax basis of shares purchased directly from the Company with an optional cash payment will be equal to the optional cash payment plus any amount treated as a taxable dividend pursuant to the preceding sentence.

Participants who acquire additional shares of Common Stock through open market purchases made with optional cash payments will be treated as receiving a cash dividend equal to the amount of any brokerage fees paid by the Company with respect to such shares. The tax basis of shares purchased on the open market with an optional cash payment will equal the purchase price of the shares, plus any brokerage fees paid by the Company with respect to such shares.

The holding period of shares of Common Stock acquired through the Plan, whether purchased with reinvested dividends or optional cash payments, will begin on the day following the investment date.

Participants in the Plan will not realize any taxable income when they receive certificates for full shares credited to their accounts, whether upon their written requests for such certificates, upon full shares credited to their account, or upon withdrawal from or termination of participation in the Plan. Participants, however, will realize taxable gain or loss (which, for most participants, will be capital gain or loss) when full shares acquired under the Plan are sold or exchanged by participants and when participants receive a cash payment for a fractional share credited to their account. The amount of such gain or loss will be the difference between the amount that a participant receives for his shares or fractional share (net of brokerage commissions and other costs of sale) and the tax basis thereof.

For foreign participants who elect to have their cash dividends reinvested and whose dividends are subject to United States income tax withholding, and any other participants for whom federal income tax withholding on dividends is required, an amount equal to the cash dividends payable to such participants, less the amount of tax required to be withheld, will be applied to the purchase of Common Stock through the Plan.

THE FOREGOING IS INTENDED ONLY AS A GENERAL DISCUSSION OF THE CURRENT FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN.  IT DOES NOT INCLUDE A DISCUSSION OF STATE AND LOCAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN.  FOR SPECIFIC INFORMATION ON THE TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN, INCLUDING ANY FUTURE CHANGES IN APPLICABLE LAW OR INTERPRETATION THEREOF, PARTICIPANTS SHOULD CONSULT THEIR OWN TAX ADVISORS.

15.           Change and Termination of the Plan; Interpretation of the Plan

The Company reserves the right to change, suspend, or terminate the Plan at any time. Participants shall be notified of any such change, suspension, or termination. Any question of interpretation arising under the Plan will be determined by the Company. The Plan and all transactions in connection with the Plan will be governed by and construed in accordance with the laws of the State of North Carolina.

USE OF PROCEEDS

The Company will use proceeds from the sales of shares of Common Stock to the Agent pursuant to the Plan for general corporate purposes. The Company will not receive any proceeds from sales of shares of Common Stock pursuant to the Plan that the Agent purchases on the open market or in negotiated transactions. The principal reasons for the offering are to provide a means by which the Agent can purchase shares with reinvested dividends without having to go into the marketplace, to allow Plan participants to avoid brokerage charges that are incurred on market purchases and to provide the Company with a means of raising capital for general corporate purposes.

PLAN OF DISTRIBUTION

The Common Stock that is the subject of this Prospectus is offered by the Company for purchase by the Agent pursuant to the Plan described herein, the terms of which provide for the purchase of some securities on the open market or in negotiated transactions, as well as from the Company. No underwriter will be used, and the Company will bear the cost of any fees or expenses, including brokerage commissions, resulting from purchases of shares on the open market or in negotiated transactions in connection with the Plan.

DESCRIPTION OF COMMON STOCK

The following description of the Company’s capital stock is based upon the Company’s Articles of Incorporation, as amended (the “Articles”), the Company’s Bylaws (the “Bylaws”), and applicable provisions of law. The Company has summarized certain portions of the Articles and the Bylaws below. The summary is not complete. The Articles and the Bylaws are incorporated by reference as exhibits to the registration statement of which this Prospectus forms a part. You should read the Articles and the Bylaws for the provisions that are important to you.

Common Stock

General

The Articles authorize the Company to issue 20,000,000 shares of Common Stock, $1.00 par value per share, of which 7,613,135 shares were issued and outstanding on August 8, 2011. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no preemptive rights. Each share of Common Stock is entitled to participate equally, after the satisfaction of all corporate liabilities, in the distribution of assets in the event of liquidation.

Voting Rights

Except as otherwise provided by law, each holder of the Company’s Common Stock has one vote per share upon all matters voted upon by shareholders. With respect to the election of directors, cumulative voting is not available to shareholders of the Company.

Dividends

Each share of the Company’s Common Stock is entitled to participate equally in dividends as and when declared by the Board of Directors out of funds legally available for the payment of such dividends.

Supermajority Vote and Fair Price Provisions

Certain provisions in the Articles are designed to provide certain protections from takeovers not deemed to be in the best interests of the Company and its shareholders. Specifically, the Company has adopted a provision in the Articles that would provide for supermajority vote and fair price protections in certain business combinations and a provision that would require a supermajority vote to amend the Articles. The goal and policy of the Board of Directors is not to prevent any takeover attempts, but rather to implement procedures that will promote cooperation with the Board of Directors by any party desiring to obtain control of the Company and to maximize shareholder value.

Under the supermajority vote provision in the Articles, certain mergers or consolidations of the Company with or into any other corporation, the sale, lease or exchange or other disposition of all or substantially all of the assets of the Company, and certain transactions with control persons (as defined in the Articles) of the Company must be approved as follows:

●
at a special or annual meeting of shareholders by an affirmative vote of the shareholders holding at least a majority of the shares of the Company issued and outstanding and entitled to vote on the transaction, provided that such transaction has received the prior approval by a resolution adopted by an affirmative vote of at least 80% of the full Board of Directors before such transaction is submitted for approval to the shareholders; or

●
at a special or annual meeting of shareholders by an affirmative vote of the shareholders holding at least 80% of the shares of the Company issued and outstanding and entitled to vote on the transaction, provided that such transaction has not received prior approval by a resolution adopted by an affirmative vote of at least 80% of the full Board of Directors, but has received prior approval by resolution adopted by an affirmative vote of a majority of a quorum of the Board of Directors.

If the transaction is approved without receiving the approval of 80% of the full Board of Directors, then the fair price provision in the Articles permits shareholders who have not voted to approve the transaction to elect to sell their shares to the Company for cash at the “fair price.” This fair price provision requires that the consideration for such shares be paid in cash by the Company and that the price per share be equal to the greatest of the following:

●
The highest price per share paid for the Company’s Common Stock during the four years immediately preceding the shareholder vote by any shareholder who beneficially owned five percent or more of the Company’s Common Stock and who, in whole or in part, votes in favor of the transaction;

●	The cash value of the highest price per share previously offered pursuant to a tender offer to the shareholders of the Company within the four years immediately preceding the shareholder vote;

●
The aggregate earnings per share of the Company’s Common Stock during the four fiscal quarters immediately preceding the shareholder vote multiplied by the highest price/earnings ratio of the Company’s Common Stock at any time during the four fiscal quarters or up to the day the shareholder vote occurs;

●	The highest price per share, including commissions and fees, paid by a control person in acquiring any of its holdings of the Company’s Common Stock;

●
The fair value per share of the Company’s Common Stock held by the minority shareholders as determined by an investment banking or appraisal firm chosen by a majority of the members of the Board of Directors voting against the transaction, if any such firm is chosen by such minority of the Board of Directors acting in their discretion; or

●
The fair value per share of the Company’s Common Stock held by the minority shareholders as determined by the investment banking or appraisal firm chosen as described above, if any, and such firm does not take into consideration that the shares are held by a minority of the Company’s shareholders.

In addition to the supermajority vote provision described above, amendments to the Articles may be adopted only upon the approval of the holders of at least 80% of the Company’s outstanding capital stock or by the vote of the holders of at least a majority of all shares of the Company’s outstanding capital stock if the proposed amendment received prior approval by a resolution adopted by an affirmative vote of a majority of disinterested members of the Board of Directors.

Transfer Agent

Registrar and Transfer Company is the transfer agent for the Company’s Common Stock.

Preferred Stock

The Articles authorize the Company to issue 50,000 share of preferred stock.  The Company has not issued any preferred stock and does not have any preferred stock outstanding.  The Company’s Board of Directors is authorized to issue one or more classes, or one or more series within a class, of preferred stock in the future and to fix the designations, preferences, rights, powers, including voting powers and par value, if any (or qualifications, limitations, or restrictions thereof) of such preferred stock. As a result, the Board of Directors could adversely affect the rights of the holders of Common Stock without a vote of such shareholders.

Anti-Takeover Considerations

The following is a summary of certain provisions of the Articles and the Bylaws that may have the effect of discouraging, delaying, or preventing a change of control, change in management, or an unsolicited acquisition proposal that a shareholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by the Company’s shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to the documents referenced.

While these provisions of the Articles and the Bylaws might be deemed to have some “anti-takeover” effect, the principal effect of these provisions is to protect our shareholders generally and to provide the Board of Directors and shareholders a reasonable opportunity to evaluate and respond to unsolicited acquisition proposals.

Supermajority Vote and Fair Price Provisions

The supermajority vote of shareholders and the fair price provisions of the Articles may have certain anti-takeover effects, including that of making the Company a less attractive target for a “hostile” takeover bid or rendering more difficult or discouraging a merger proposal or the assumption of control through the acquisition of a large block of the Company’s Common Stock. The Board of Directors believes that the fair price provision may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors since, if 80% of the full Board of Directors approves certain business transactions, the fair price provision and higher shareholder vote requirement would be avoided. The requirement of a vote of a supermajority of shareholders to amend the Articles and approve certain business transactions may have anti-takeover effects by allowing a minority of the Company’s shareholders to prevent a transaction favored by the majority of shareholders. Also, in some circumstances, the Board of Directors could cause an 80% vote to be required to approve a transaction, thereby enabling management to retain control over the affairs of the Company and their positions with the Company. The primary purpose of the supermajority vote requirements, however, is to encourage negotiations with the Company’s management by groups or corporations interested in acquiring control of the Company and to reduce the danger of a forced merger or sale of assets.

Authorized But Unissued Stock

The Articles authorize the issuance of 20,000,000 shares of common stock and 50,000 shares of preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of the Board of Directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control. This possibility may encourage persons seeking to acquire the Company to negotiate directly with the Board of Directors. The authorized but unissued Common Stock also could facilitate acquisitions by the Company.

The Company’s authorized but unissued shares of preferred stock could also have anti-takeover effects. Under certain circumstances, any or all of such preferred stock could be used as a method of discouraging, delaying, or preventing a change in control of the Company. For example, the Board of Directors could designate and issue a series of preferred stock in an amount that sufficiently increases the number of outstanding shares to overcome a vote by the holders of Common Stock or with rights and preferences that include special voting rights to veto a change in control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” For example, a class or series of preferred stock could be designated that would be convertible into Common Stock upon the acquisition by a third party of a specified percentage of the Company’s voting stock. Typically, under most shareholder rights plans, if a third party acquires the specified percentage (usually 15% to 20%) of a corporation’s voting stock, the shareholders of that corporation (other than the shareholder who purchased the specified percentage interest in the corporation) have the right to purchase shares of the corporation’s common stock at a discount to the market price. This results in dilution to the third party, both economically and in terms of its percentage ownership of the corporation’s shares. The Board of Directors is able to implement a shareholder rights plan without further action by the Company’s shareholders.

Use of the preferred stock in the foregoing manner could delay or frustrate a merger, tender offer, or proxy contest, the removal of incumbent directors, or the assumption of control by shareholders, even if such proposed actions would be beneficial to the Company’s shareholders. This could include discouraging bids for the Company even if such bid represents a premium over the Company’s then-existing trading price and thereby prevent shareholders from receiving the maximum value for their shares.

Limited Ability To Call Special Meetings of Shareholders

A potential acquirer may wish to call a special meeting of shareholders of a target to consider removing directors or to consider an acquisition offer. It could also call a meeting or series of meetings to harass management and disrupt the target’s business. Thus, limited rights of shareholders to call special meetings can have an anti-takeover effect. Shareholders of publicly traded North Carolina corporations, like the Company, are not entitled to call a special meeting of shareholders unless the corporation’s charter or bylaws authorize them to do so. The Bylaws permit a special meeting of shareholders to be called only by the chief executive officer, president, secretary, the Board of Directors, or pursuant to the written request of shareholders who own at least 25% of all shares entitled to vote at the special meeting.

Unanimous Requirement for Written Consent of Shareholders

Shareholders of publicly traded North Carolina corporations may act without a meeting only by unanimous written consent. The Bylaws also require unanimous written consent for shareholder action without a meeting. As a practical matter, the requirement of unanimity makes it exceedingly difficult for a potential acquirer to accomplish its objective through a written consent with respect to a public company that has a large number of shareholders.

No Cumulative Voting for Directors

Cumulative voting permits a shareholder to cumulate his total shareholder votes for a single candidate in an election of directors. For example, a shareholder holding 1,000 shares in an election for five directors could cumulate all 5,000 votes for one director. Cumulative voting may make it easier for a potential acquirer or dissident shareholder to gain a board seat. Under North Carolina law, by virtue of the Company’s date of incorporation, the Company’s status as a public company, and the fact that the Articles do not give the Company’s shareholders the right to cumulate their votes, the Company’s shareholders are not entitled to cumulate their votes. In addition, the Bylaws specifically deny cumulative voting rights.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., Raleigh, North Carolina.

EXPERTS

The consolidated financial statements as of December 31, 2010 incorporated by reference herein have been audited by Dixon Hughes Goodman LLP, an independent registered public accounting firm, as stated in its report incorporated by reference herein.  Such report is incorporated herein by reference upon the authority of such firm as experts in accounting and auditing.

FOUR OAKS FINCORP, INC.

FOURTH AMENDED
AND RESTATED
DIVIDEND
REINVESTMENT
AND STOCK
PURCHASE PLAN

Common Stock

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PROSPECTUS

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August 22, 2011